Exhibit (a)(9)

[T-NETIX LOGO]	T-NETIX, Inc.
NEWS RELEASE

FOR FURTHER INFORMATION:

CONTACT:

Richard E. Cree	Henry G. Schopfer III	Terri Weiss
CEO	Chief Financial Officer	Investor Relations
972.241.1535	972.241.1535	972.236.1182
rick.cree@t-netix.com	hank.schopfer@t-netix.com	terri.weiss@t-netix.com

DRAFT
Wednesday, March 3, 2004

TENDER OFFER FOR T-NETIX, INC. COMPLETED

     Dallas, Texas (March 3, 2004) – T-NETIX, Inc. (NASDAQ: TNTX) (the “Company”) today announced that TZ Holdings, Inc. (“Holdings”) and TZ Acquisition, Inc. (“Acquisition”), a wholly-owned subsidiary of Holdings, have successfully completed the tender offer for all of the outstanding shares of common stock of the Company by Acquisition. Acquisition’s tender offer for the Company, which commenced on February 3, 2004, expired at 12:00 midnight on March 2, 2004.

     Based on preliminary information provided by the depositary, a total of 13,536,805 shares of common stock were properly tendered and not withdrawn prior to the expiration of the tender offer. This total represents approximately 89.93% of the 15,052,210 shares of common stock of the Company outstanding. Acquisition has accepted these tendered shares for payment.

     In accordance with the terms of the merger agreement entered into among Holdings, Acquisition and the Company on January 22, 2004, the Company granted Acquisition an option to acquire additional shares of common stock of the Company that, when added to the number of shares of common stock of the Company owned by Acquisition at the time of the exercise of the option would total one share more than 90% of the then outstanding shares of common stock of the Company.

     Acquisition notified the Company of its exercise of the option on March 2, 2004, and was issued a total of 109,344 shares of common stock upon such exercise. When added to the shares of common stock acquired by Acquisition pursuant to the tender offer, Acquisition owns 3,646,149 shares of common stock. This total represents slightly more than 90% of the 15,161,554 shares of common stock of the Company outstanding (including the shares issued to Acquisition upon exercise of its option).

     As previously announced, all shares of the Company outstanding and not purchased in the tender offer will be acquired for $4.60 per share in cash pursuant to a merger of Acquisition into the Company. The merger, expected to close on March 3, 2004, will result in the Company becoming a wholly-owned subsidiary of Holdings.

About T-NETIX, Inc.

T-NETIX is a leading provider of specialized telecommunications products and services, including security enhanced call processing, call validation and billing for the corrections communications marketplace. The Company provides its products and services to more than 1,400 private, local, county and state correctional facilities throughout the United States and Canada. The Company delivers these services through direct contracts with correctional facilities, and through contracts with some of the world’s leading telecommunications service providers, including Verizon, AT&T, SBC Communications, Qwest and Sprint. For additional news and information, visit the company’s web site at www.t-netix.com.

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